600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

April 6, 2009

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

100 F Street NE, Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Cheniere Energy, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 6, 2009

File No. 1-16383

Dear Mr. Schwall:

On behalf of Cheniere Energy, Inc., a Delaware corporation (the “Company”), we enclose the response of the Company to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 31, 2009, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed March 6, 2009 (File No. 1-16383) (the “Filing”). For your convenience, each response is prefaced by the exact text of the Staff’s comment. We have also supplementally provided you with redlined pages from the amended Filing marked to show changes made with respect to the Staff’s comments.

The Company acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filing; (ii) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

Meredith S. Mouer

Enclosure

cc:	Timothy J. Neumann (Cheniere Energy, Inc.)

Austin        Beijing        Dallas        Houston        London         Los Angeles        New York        The Woodlands        Washington, DC

Cheniere Energy, Inc.

Preliminary Proxy Statement on Schedule 14A (File No. 1-16383)

Response to SEC Comment Letter dated March 31, 2009

Preliminary Proxy Statement on Schedule 14A

2008 Cash Bonus Award, page 35

1.	Provide your targeted financial goals included in your 2008 corporate goals in addition to a description of the specific levels of achievement of each named executive officer relative to the targets as well as any additional information pertaining to each individual’s performance that the compensation committee considered in determining specific payout levels for 2008. See Item 402(b)(1) of Regulation S-K.

If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. If disclosure of quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

Response: We have revised the disclosure on pages 32, 35 and 36 of the Filing in response to this comment to clarify that for 2008 the Company did not have any targets or specified levels of achievement for particular named executive officers. We have also revised the disclosure on pages 35 and 36 of the Filing in response to this comment to expand our disclosure regarding the Compensation Committee’s considerations with respect to the amount of the discretionary cash bonuses paid to the named executive officers for 2008.

2009 Base Salary Adjustment, page 38

2.	We note your reliance on “survey data as well as proxy data for the energy companies, other than major oil companies, on the Bloomberg Houston Chronicle 150 list which consists of companies that are either based in Texas or are large employers in Texas” with which you based a 20% base salary increase for your CEO because his “base salary was significantly below the median of the survey and proxy data that was reviewed.” Please provide information regarding the source of salary levels and the external market data upon which you relied, including the components of the information and the component companies.

Response: In response to this comment, we have expanded the disclosure on page 38 of the Filing to describe in more detail the survey and proxy data reviewed by the Compensation Committee. We did not include in the Filing the list of peer group companies referenced in the Filing with respect to 2009 because the actual composition of this peer group is not material to an understanding of the Company’s 2008 compensation. However, we intend to include this list of peer group companies in our proxy statement for next year’s annual meeting of stockholders.